Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 2 June 2022

ADMISSION TO TRADING ON THE NEW YORK STOCK EXCHANGE

Woodside Energy Group Ltd (Woodside) will today list its shares in the form of American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE) under the ticker “WDS”.

This follows completion of the merger transaction between Woodside and BHP Group Limited’s petroleum business, announced on 1 June 2022.

ADSs are US dollar denominated negotiable instruments represented by American Depositary Receipts (ADRs) issued by a depositary bank that facilitate US trading and investment in shares of non-US companies. The ADRs will be issued under Woodside’s existing ADR program, which is administered by Citibank, N.A.

Each Woodside ADS represents one ordinary share of Woodside.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.